Exhibit 99.1

Neptune Announces New U.S. Customer Relationships

LAVAL, QC, Sept. 24, 2019 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT) is pleased to announce new customer relationships for which the Company is expected to provide hemp-derived finished-form products and bulk extracts processed at Neptune's U.S. extraction facility. The company is also in discussion with several other customers for additional opportunities in the U.S. market.

Included in these new relationships is a large and well-established nutraceutical company for which Neptune will supply hemp-derived finished-form products. Neptune has undergone a significant vendor vetting process resulting in being selected as a supplier. This is a testament to Neptune's supply chain excellence, strict quality control and quality assurance framework, which the Company considers a differentiating factor in the U.S. hemp-derived marketplace.

"While our U.S. facility is already generating sales from its tolling services and bulk hemp-derived extracts, we are pleased to have initiated these new customer relationships for finished product forms. Clearly, this is a step in the right direction to support our future growth strategy of expanding core customers and of supporting, consumer packaged goods companies and fragrance houses' expansions into the space. Furthermore, we see significant potential to leverage our existing nutraceutical customers as they decide to move into hemp-derived products," said Michael Cammarata, CEO of Neptune.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. Neptune's wholly owned subsidiary, 9354-7537 Quebec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbooke, Quebec. With the recent acquisition of SugarLeaf, the Company now has a U.S.-based hemp extract supply chain supported by a 24,000 square-foot facility located in North Carolina. Neptune and SugarLeaf combined bring decades of experience in the natural products sector to the legal cannabis and hemp industry. Leveraging its scientific and technological expertise, The Company as a whole focuses on the development of value-added and differentiated products for the Canadian, U.S. and global cannabis and hemp markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and of a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Forward Looking Statements
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans," or which refer to expectations, projections or other characterizations of future events or circumstances, to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.html and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: Pierre Boucher, MaisonBrison, 1.514.731.0000 pierre@maisonbrison.com; Media Request: Sabrina Di Blasio, Neptune Wellness Solutions, 514.258.8183, s.diblasio@neptunecorp.com

CO: Neptune Wellness Solutions Inc.

CNW 06:30e 24-SEP-19